UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

NEXUS TELOCATION SYSTEMS LTD.

(Name of Issuer)

Ordinary Shares, NIS 0.03 par value per share	M74919107

(Title of Class of Securities)	(CUSIP Number)

Orly Tsioni, Adv.
Yigal Arnon & Co.
1, Azrieli Center
Tel-Aviv 67021, Israel
+972-3-608-7851
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 26, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 11 Pages)

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CUSIP No. M74919107	13D	Page 2 of 11

1	NAMES OF REPORTING PERSONS: DBSI Investments Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 000000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 117,455,046 (1) (2) (3)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 107,254,546 (3)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 124,255,046 (4) (5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 65.74%
14	TYPE OF REPORTING PERSON: CO

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(1)     As described in this Schedule 13D, pursuant to a share purchase agreement, dated March 13, 2003 (the “Purchase Agreement”) by and between Nexus, DBSI Investments Ltd. (“DBSI”), and certain other investors, DBSI acquired 45,454,545 Ordinary Shares of Nexus at a price of $0.044 per share. Pursuant to the Purchase Agreement, DBSI was also granted warrants to purchase an aggregate of 31,818,182 Ordinary Shares which are exercisable at an exercise price of $0.044 per Ordinary Share, exercisable within sixty (60) days. In addition, upon completion of the Purchase Agreement, a certain shareholder of Nexus, AMS Electronics Ltd. (“AMS”) executed an irrevocable proxy (“Proxy”) in favour of DBSI Investments Ltd. (“DBSI”), pursuant to which AMS granted DBSI all voting rights in connection with all of the Ordinary Shares of Nexus that AMS may hold from time to time. As of this time AMS holds 16,835,500 Ordinary Shares and warrants to purchase a further 165,000 Ordinary Shares at an exercise price of $3.75 which are exercisable within sixty (60) days. DBSI also purchased an additional 13,636,364 Ordinary Shares at a price of $0.044 pursuant to a private transaction which was completed in August 2003, and was granted in such transaction, warrants to purchase 9,545,455 Ordinary Shares at an exercise price of $.044 per share, exercisable within sixty (60) days.

(2)     Includes an aggregate of 17,000,500 Ordinary Shares (including warrants to purchase 165,000 Ordinary Shares which are exercisable at an exercise price of $3.75 per Ordinary Share, exercisable within sixty (60) days), held by AMS Electronics Ltd., which are the subject of the Proxy.

(3)     Includes warrants granted pursuant to the March 2003 transaction to purchase an aggregate of 31,818,182 Ordinary Shares, and warrants granted pursuant to the August 2003 transaction to purchase an aggregate of 9,545,455 Ordinary Shares all of which are exercisable at an exercise price of $0.044 per Ordinary Share, exercisable within sixty (60) days.

(4)     Includes an aggregate of 6,800,000 Ordinary Shares, held by BPW Israel Ventures LLC (“BPW”) and Emerging Markets Ventures I LP (“EMV”), which are the subject of a shareholders agreement between DBSI, BPW and EMV, dated March, 2003. Pursuant to this agreement, in the event that DBSI resolves to divest itself of any of its Ordinary Shares, DBSI can compel each of BPW and EMV to divest themselves of Ordinary Shares in the same percentage relative to each of their own respective holdings of Ordinary Shares as DBSI divested relative to its holdings of Ordinary Shares. DBSI is entitled to the right to compel such dispositions for as long as it holds at least 25% of the outstanding share capital of Nexus and for as long as each of BPW and EMV hold at least 1% of the outstanding share capital of Nexus.

        DBSI is also entitled to purchase such Ordinary Shares from BPW and EMV under the March 2003 shareholders agreement, pursuant to the terms of a first refusal right granted to DBSI on any proposed transfers of the Ordinary Shares of Nexus held by each of EMV and BPW, for as long as DBSI holds at least 25% of the outstanding share capital of Nexus and for as long as each of BPW and EMV hold at least 1% of the outstanding share capital of Nexus.

        Based on a number of 188,999,410 Ordinary Shares outstanding as of the date hereof, (including all warrants exercisable within sixty (60) days)(according to publicly available information provided by Nexus to date), DBSI is the beneficial owner of 65.74% of the outstanding Ordinary Shares of the Company (including all warrants exercisable within sixty (60) days).

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CUSIP No. M74919107	13D	Page 4 of 11

1	NAMES OF REPORTING PERSONS: Barak Dotan I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 000000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER: 117,455,046
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER: 107,254,546
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 124,255,046
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 65.74%
14	TYPE OF REPORTING PERSON: IN

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CUSIP No. M74919107	13D	Page 5 of 11

1	NAMES OF REPORTING PERSONS: Yossi Ben Shalom I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 000000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 117,455,046
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 107,254,546
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 124,255,046
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 65.74%
14	TYPE OF REPORTING PERSON: IN

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Item 1.	Security And Issuer.

The name of the issuer to which this Schedule relates is Nexus Telocation Ltd. (“Nexus”). Its principal executive offices are located at 1 Korazin Street Givatayim 53583 Israel. This Schedule 13D relates to Nexus’ Ordinary Shares, NIS 0.03 par value per share (the “Ordinary Shares”). The percentage of Ordinary Shares reported in this Schedule 13D as being beneficially owned by DBSI and any other information disclosed herein (other than descriptions of agreements and transactions to which DBSI is a party) is based on publicly available information provided by Nexus or other third parties.

Item 2.	Identity and Background

The Reporting Persons are, DBSI Investments Ltd. (“DBSI”), Barak Dotan and Yossi Ben Shalom. DBSI is controlled by Barak Dotan through his control of B.R.Y.N. Investments Ltd. and by Yossi Ben Shalom through his control of Pulpit Rock Investments Ltd. and White Condor Investments Ltd.

(1)      (a), (b) DBSI Investments Ltd., is a company established in accordance with the laws of Israel, and is located at 85 Medinat Hayehudim Street, Herzlia, 49514, Israel.

    (c)        Occupation and Employment: Not applicable.

    (f)        Citizenship: Not applicable.

The executive officers and directors of DBSI are citizens of the State of Israel, their principal occupations and addresses are set forth below:

Name	Occupation	Address
Yossi Ben Shalom	Businessman; Director of companies	85 Medinat Hayehudim Street, Herzlia, 49514, Israel
Barak Dotan	Businessman; Director of companies	85 Medinat Hayehudim Street, Herzlia, 49514, Israel

The following persons may by reason of their interests in and relationships among them with respect to DBSI, be deemed to control DBSI:

(2)     (a), (b), (c), (f) Mr. Barak Dotan – (see executive officers and directors of DBSI – Item 2) holds his shares of DBSI through his control of B.R.Y.N. Investments Ltd. (“BRYN”) a company established according to the laws of Israel. Mr.Barak Dotan controls BRYN pursuant to the terms of a power of attorney granted to him by Mr. Boaz Dotan and Mrs. Varda Dotan (“Dotan”). Pursuant to the power of attorney, Barak Dotan is entitled to take all actions to which Dotan would be entitled by virtue of its shareholdings in BRYN, with the exception of the disposition of such shares. According to its terms, Dotan is required to give notice of not less than ninety days to (i) revoke the power of attorney thereby acquiring the ability to vote the shares of BRYN; and (ii) dispose of the shares of BRYN.

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(3)     (a), (b), (c), (f) Mr. Yossi Ben Shalom – (see executive officers and directors of DBSI – Item 2) holds his shares of DBSI through his control of White Condor Holdings Ltd. and Pulpit Rock Investments Ltd.

    (d)        Criminal Proceedings: During the previous five (5) years, none of the Reporting Persons, or to the knowledge of the Reporting Persons, any director or executive officer of DBSI, have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e)        Civil Proceedings: During the previous five (5) years, neither the Reporting Persons, or to the knowledge of the Reporting Persons, any director or executive officer of DBSI, have been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Persons or any of the individuals identified in this Item 2 was or is subject to a judgment, decree or final order enjoining future violations, of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Rule:

        On March 13, 2003, DBSI entered into the Purchase Agreement with the Company, pursuant to which DBSI purchased an aggregate of 45,454,545 Ordinary Shares at a purchase price of $0.044 per share and was granted warrants to purchase an aggregate of 31,818,182 Ordinary Shares exercisable at a price of $0.044 per Ordinary Share, exercisable within sixty (60) days.

        In August 2003, DBSI purchased an additional 13,636,364 Ordinary Shares at a price of $0.044 pursuant to a private transaction, and was granted in such transaction, warrants to purchase 9,545,455 Ordinary Shares at an exercise price of $.044 per share, exercisable within sixty (60) days.

The source of funds for each of the above purchases was a loan from the shareholders of DBSI. The loans were granted under a framework loan agreement between DBSI and its shareholders entered into in June 2001. Pursuant to the agreement, any loan granted by the shareholders to DBSI shall be repaid within ten years of its grant, and will accrue interest at a rate of LIBOR plus 0.5%.

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Item 4.	Purpose of Transaction.

        DBSI has acquired securities of Nexus for investment purposes. DBSI intends to review its investment in Nexus and may, based on such review as well as other factors (including, among other things, its evaluation of Nexus’s business, prospects and financial condition, amounts and prices of available securities of Nexus, the market for Nexus securities, other opportunities available to DBSI and general market and economic conditions), acquire additional securities of Nexus, on the open market or in privately negotiated transactions. In addition, based on its review and/or discussions with management, DBSI may explore from time to time a possible restructuring of Nexus. DBSI reserves the right at any time to change its present intention with respect to any or all of the matters referred to in this Item 4, or to dispose of any or all of the securities of Nexus purchased by it.

        Except as set forth in this Item 4, DBSI has no current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although DBSI does not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)     Pursuant to the Purchase Agreement DBSI purchased 45,454,545 Ordinary Shares and was granted warrants to purchase an aggregate of 31,818,182 Ordinary Shares which are exercisable at a price of $0.044 per Ordinary Share, exercisable within sixty (60) days. Additionally, at the time of the Purchase Agreement, AMS granted DBSI a Proxy to cover all voting rights relating to the 16,835,500 Ordinary Shares held by DBSI and the 165,000 Ordinary Shares underlying warrants exercisable at a price of $3.75 which are exercisable within sixty (60) days, in addition to any other Ordinary Shares which AMS may hold from time to time. The Proxy will terminate only upon (a) the public sale of the Ordinary Shares held by AMS (or its affiliates) through their listing on a national securities exchange or quotation on the National Association of Securities Dealers Inc. Automated Quotation (NASDAQ) upon such sale; (b) a transfer to a third party other than an affiliate of AMS; or (c) cessation by AMS of controlling Nexus.

        Pursuant to a private transaction, completed in August 2003, DBSI also purchased an additional 13,636,364 Ordinary Shares at a price of $0.044, and was granted pursuant to such transaction, warrants to purchase 9,545,455 Ordinary Shares at an exercise price of $.044 per share, exercisable within sixty (60) days.

Pursuant to a shareholders agreement between BPW Israel Ventures LLC (“BPW”), Emerging Markets Ventures I LP (EMV”) and DBSI, dated April 2003, in the event that DBSI resolves to divest itself of any of its Ordinary Shares, DBSI can compel each of BPW and EMV to divest themselves of Ordinary Shares in the same percentage relative to each of their own respective holdings of Ordinary Shares as DBSI divested relative to its holdings of Ordinary Shares. DBSI is entitled to the right to compel such dispositions for as long as it holds at least 25% of the outstanding share capital of Nexus and for as long as each of BPW and EMV hold at least 1% of the outstanding share capital of Nexus.

        Consequently, DBSI is the beneficial owner of 124,255,046 Ordinary Shares (assuming the exercise of the Ordinary Shares issuable pursuant to the warrants referred to in this footnote), which, based on publicly available information provided by Nexus to date), represents 65.74% of the outstanding Ordinary Shares of the Company (including all warrants exercisable within sixty (60) days).

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(c)     DBSI entered into a share purchase agreement with Nexus, dated June 16, 2001 pursuant to which it purchased 490,196 Ordinary Shares at a price per share of $2.04. During the month of October 2003, DBSI sold all of such Ordinary Shares in open market transactions at prices ranging from $0.23 to $0.34 per share. Except as set forth above, neither the Reporting Persons, nor, to the best of their knowledge, any of the directors or executive officers of DBSI, has effected any other transaction in any securities of Nexus during the past sixty (60) days.

(d)     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held directly by DBSI and covered by this statement.

(e)     Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Schedule 13D, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in Item 2 and any other person with respect to any securities of Nexus, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. No securities are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

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Item 7.	Materials to be Filed as Exhibits.

The following exhibits are filed herewith:

Exhibit No.	Description

1	Share Purchase Agreement, dated March 13, 2003, by and among Nexus Telocation Systems Ltd., DBSI Investments Ltd., and certain other investors.

2	An Irrevocable Proxy, granted by AMS Electronics Ltd. to DBSI Investments Ltd.

3	Minutes of Extraordinary General Meeting of Shareholders, dated August 26, 2003.

4	Joint Filing Agreement dated December 1, 2003, between Barak Dotan and DBSI Investments Ltd., authorizing DBSI Investments Ltd. to file this Schedule 13D and any amendments hereto on behalf of Mr. Dotan.

5	Joint Filing Agreement dated December 1, 2003, between Yossi Ben Shalom and DBSI Investments Ltd., authorizing DBSI Investments Ltd. to file this Schedule 13D and any amendments hereto on behalf of Mr. Ben Shalom.

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SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2003

DBSI INVESTMENTS LTD. BARAK DOTAN YOSSI BEN SHALOM BY: DBSI INVESTMENTS LTD. —————————————— Name: Title:

Authorized signatories of DBSI Investments Ltd., for itself

and on behalf of Barak Dotan and Yossi Ben Shalom, pursuant

to the Consents annexed as exhibits 4-5 to this Schedule 13D

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